SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 0-20750

Sterling Bancshares, Inc.

(Exact name of registrant as specified in its charter)

2550 North Loop West, Suite 600

Houston, Texas 77092

(713) 466-8300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

9.20% Cumulative Trust Preferred Securities of Sterling Bancshares Capital Trust II and Guarantee of

Sterling Bancshares, Inc. with respect to the 9.20% Cumulative Trust Preferred Securities of Sterling

Bancshares Capital Trust II

(Title of each class of securities covered by this Form)

Common Stock, par value $1.00 per share

8.30% Cumulative Trust Preferred Securities of Sterling Bancshares Capital Trust III and Guarantee of

Sterling Bancshares, Inc. with respect to the 8.30% Cumulative Trust Preferred Securities of Sterling

Bancshares Capital Trust III

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, Sterling Bancshares, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: August 3, 2006

STERLING BANCSHARES, INC.

By:	/s/ Stephen C. Raffaele
Name:	Stephen C. Raffaele
Title:	Executive Vice President and
Chief Financial Officer